Platinum Group Metals Ltd.

(A Development Stage Company)

Management's Discussion and Analysis

For the Period ended November 30, 2024

This Management's Discussion and Analysis is prepared as of January 14, 2025

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of Platinum Group Metals Ltd. ("Platinum Group", the "Company" or "PTM") is dated as of January 14, 2025, and focuses on the Company's financial condition, cash flows and results of operations as at and for the three month period ended November 30, 2024.  This MD&A should be read in conjunction with the Company's interim condensed consolidated financial statements for the period ended November 30, 2024, together with the notes thereto (the "Financial Statements").

The Company prepares its Financial Statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").  All dollar figures included therein and in the following MD&A are quoted in United States Dollars unless otherwise noted. All references to "U.S. Dollars", "$" or to "US$" are to United States Dollars. All references to "C$" are to Canadian Dollars. All references to "R" or to "Rand" are to South African Rand. The Company uses the U.S. Dollar as its presentation currency.

PRELIMINARY NOTES

Note Regarding Forward-Looking Statements

This MD&A and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements").  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements.  The words "expects", "anticipate", "estimate", "forecast" "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

• the timing and completion of sales of common shares of the Company ("Common Shares") under the 2025 ATM (as defined below)

• the use of proceeds from the 2025 ATM and our plans and objectives with respect to the 2025 ATM;

• the timely completion of additional required financings and potential terms thereof;

• the completion of appropriate contractual smelting and/or refining arrangements with a third-party smelter/refiner or Impala Platinum Holdings Ltd. ("Implats");

• the projections set forth or incorporated into, or derived from, the Waterberg DFS Update (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Igneous Complex in South Africa, approximately 85 km north of the town of Mokopane;

• the Company's expectations with respect to the outcome of a review application in the High Court of South Africa (the "High Court") to set aside a decision by the Minister of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an Environmental Authorization ("EA") for the Waterberg Project;

• the Company's expectations with respect to the outcome of an application in the High Court seeking to declare invalid the grant of a mining right to Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") by the South African Department of Mineral and Petroleum Resources ("DMR") on January 28, 2021;

• the negotiation and execution of long term access agreements, on reasonable terms, with communities recognized as titled landowners of three farms where surface and underground mine infrastructure is planned, and rezoning for mining use;

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

• risks related to geopolitical events and other uncertainties, such as Russia's invasion of Ukraine and conflicts in the Middle East;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• the ability or willingness of the shareholders of Waterberg JV Co to fund their pro rata portion of the funding obligations for the Waterberg Project;

• revenue, cash flow and cost estimates and assumptions;

• the ability of state electricity utility ESKOM Holdings SOC Limited ("ESKOM") to supply sufficient power to the Waterberg Project;

• future events or future performance;

• development of next generation battery technology by the Company's battery technology joint venture (described below);

• potential benefits of Lion Battery Technologies Inc. engaging The Battery Innovation Center;

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation;

• mineral reserve and mineral resource estimates;

• potential changes in the ownership structures of the Company's projects;

• the Company's ability to license certain intellectual property; and

• the potential use of alternative renewable energy sources for the Waterberg Project;

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• future sales of Common Shares under the 2025 ATM;

• the Company's additional financing requirements;

• the effect of future debt financing on the Company and its financial condition;

• the Company's history of losses and expectations that will continue to incur losses until the Waterberg Project reaches commercial production on a profitable basis, which may never occur;

• the Company's negative operating cash flow;

• the Company's ability to continue as a going concern;

• uncertainty of estimated mineral reserve and mineral resource estimates, production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the potential impact of international conflict and geopolitical tensions and events on the Company;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended;

• Implats or another third-party may not enter into appropriate contractual smelting and/or refining arrangements with Waterberg JV Co.;

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the ability of state electricity utility ESKOM to supply sufficient power to the Waterberg Project;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants Proprietary Limited ("Mnombo"), a South African Broad-Based Black Economic Empowerment ("BEE") company;

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain its key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" for its current and future tax years and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against or relating to the Company, including the review application to set aside a decision by the Minister of the DFFE to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an EA for the Waterberg Project and an application brought by a group within two local communities, claiming they represent those communities, seeking to declare invalid the grant of a mining right to Waterberg JV Co. by the DMR;

• information systems and cyber security risks;

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property zoning and mineral title risks including defective title to mineral claims or property;

• changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire the necessary infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the "MPRDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the amended Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (the "Mining Charter 2018");

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire Common Shares;

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• interruptions, shortages or cuts in the supply of electricity or water;

• characteristics of and changes in the tax and royalties systems in South Africa;

• a change in community relations;

• opposition from local and international groups, and/or the media;

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

• restriction on dividend payments;

• the risk that the Common Shares may be delisted;

• volatility in the price of the Common Shares;

• the exercise or settlement of stock options, restricted share units, or warrants resulting in dilution to the holders of Common Shares;

• future sales of equity securities decreasing the value of the Common Shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgements based on the civil liability provisions of United States federal securities laws;

• pandemics and other public health crises;

• global financial conditions;

• government imposed shutdowns or expense increases;

• water license risks; and

• other risks disclosed under the heading "Risk Factors" in this MD&A and in the Company's Annual Information Form for the year ended August 31, 2024 ("2024 AIF"), and annual report on Form 40-F for the year ended August 31, 2024, as filed with the United States Securities and Exchange Commission ("2024 40-F").

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements.  In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether because of new information, future events or results or otherwise.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

Legislation and Mining Charter 2018

The MPRDA, the Mining Charter 2018, and related regulations in South Africa required that Waterberg JV Co.'s BEE shareholder(s) own a 26% equity interest in Waterberg JV Co. to qualify for the grant of a mining right. Within five years of the effective date of a mining right, this BEE shareholding must be increased to 30%.  The DMR had obtained an exemption from applying the generic BEE Codes of Good Practice ("Generic BEE Codes") under the Broad Based Black Economic Empowerment Act of 2003 until October 31, 2016, then extended until December 31, 2016.  No further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations.  As a matter of practice, the DMR has continued to apply the provisions of Mining Charter 2018 rather than the Generic BEE Codes.

For a comprehensive discussion of Mining Charter 2018 and the Generic BEE Codes, please refer to the section entitled "Risk Factors" in the 2024 AIF and the separate 2024 40-F, which was also filed by the Company, as well as in the documents incorporated by reference therein.  The 2024 AIF and the 2024 40-F may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Mineral Reserves and Resources

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold (collectively referred to as "4E", or "PGEs") will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Note to U.S. Investors Regarding Reserve and Resource Estimates

The Waterberg DFS Update (as defined below) has been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the United States Securities and Exchange Commission's ("SEC") Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations and Item 601(b)(96) Technical Report Summary of Regulation S-K (collectively, "S-K 1300"). The technical and scientific information contained in this MD&A has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC in S-K 1300.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the mineral reserve disclosure requirements of the SEC.  Accordingly, the technical and scientific information contained in this MD&A, including mineral reserve and mineral resource information included and incorporated by reference in this MD&A, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC in S-K 1300.

Technical and Scientific Information

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies, has been reviewed by Robert van Egmond, P.Geo., a consultant geologist to the Company and a former employee.  Mr. van Egmond is a "qualified person" as defined in NI 43-101 and S-K 1300 (a "Qualified Person") and is independent within the meaning of NI 43-101.

Adoption of Amendments to Accounting Standards

In October 2022, the International Accounting Standards Board issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The adoption of the amendments to the standard did not materially impact the financial statements of the Company.

Non-GAAP Measures

This MD&A may include certain terms, technical information or performance measures commonly used in the mining industry ("Mining Information") that are not defined and do have any standardized meaning under IFRS Accounting Standards, and therefore may not be comparable to other issuers.  We believe that, in addition to conventional financial measures prepared in accordance with IFRS Accounting Standards, certain investors use this Mining Information to evaluate our performance.  The Mining Information should not be considered in isolation or as a substitute for financial measures of performance prepared in accordance with IFRS Accounting Standards.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

1. DESCRIPTION OF BUSINESS

Overview

Platinum Group Metals Ltd. is a British Columbia, Canada company formed on February 18, 2002, pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  The Company is a platinum and palladium focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company's business is currently focused on the engineering and development of the Waterberg Project, which hosts a PGE and base metal bearing deposit discovered in 2011 by the Company as a result of a regional exploration initiative targeting a previously unknown extension to the Northern Limb of the Bushveld Igneous Complex in South Africa.  The Waterberg Project is located approximately 85 km north of the town of Mokopane.  At November 30, 2024, the Waterberg Project covered an area of 29,161 hectares consisting of the Waterberg Mining Right (as defined below), one active prospecting right, and one application for the incorporation of two adjacent farms into the Waterberg Mining Right.  Of the total project area, 20,482 hectares are covered by the Waterberg Mining Right.

At November 30, 2024, the Company held a controlling 50.16% beneficial interest in the Waterberg Project, comprised of a direct 37.19% interest and an indirect 12.97% interest through its 49.9% shareholding in Mnombo.  The Company is currently the operator of the Waterberg Project, as directed by the technical committee of Waterberg JV Co.  Mnombo currently retains a 26.0% direct interest in Waterberg JV Co.  Through HJ Platinum Metals Company Ltd. ("HJM"), Japan Oil, Gas and Metals National Corporation ("JOGMEC") and Hanwa Co., Ltd ("Hanwa") collectively hold 21.95% of Waterberg JV Co.  Since 2023 JOGMEC and Hanwa have agreed amongst themselves to fund their future equity investments in the Waterberg Project through HJM on a 75% / 25% basis.  At November 30, 2024, Implats held a 14.86% participating project interest and a right of first refusal to match concentrate offtake terms offered to Waterberg JV Co by any bona fide third-party offtaker (the "Offtake ROFR").

On September 16, 2024, the Company published the results of an updated definitive feasibility study for the Waterberg Project.  On October 9, 2024, the Company filed the related technical report titled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa" (the "Waterberg DFS Update") on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.  The Waterberg DFS Update replaces an earlier feasibility study completed and filed in September 2019.  The Waterberg DFS Update is dated October 9, 2024, and was prepared by Michael Murphy, P. Eng. of Stantec Consulting Ltd., Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of Protek Consulting (Pty) Ltd., and Gordon I Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.  DRA Projects SA (Pty) Ltd., an experienced South African engineering and EPCM firm, provided the plant design and compiled the capital cost estimates for the Waterberg Project Qualified Persons.  The Waterberg DFS Update also supports the disclosure of an updated independent mineral resource estimate effective August 31, 2024.

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  The Company is in discussion with several South African smelter operators, including Implats, with a view to establish formal concentrate offtake arrangements for the Waterberg Project.  Although discussions continue, to date no formal concentrate offtake terms have been achieved.  The Company is also assessing the possibility of constructing a smelter and base metal refinery ("BMR") for the processing of Waterberg Project concentrate to produce an upgraded product for sale in the market without the need for treatment by a third-party offtaker.  See more details at "Concentrate Offtake and Processing" below.

Lion Battery Technologies Inc.

On July 12, 2019, the Company, together with an affiliate of Anglo American Platinum Limited ("Amplats"), launched a venture through a jointly owned company, Lion Battery Technologies Inc. ("Lion"), to accelerate the development of next generation battery technology using platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion.  Under the terms of an investment agreement, both the Company and Amplats were to equally invest up to an aggregate of $4.0 million into Lion of which approximately $1.0 million would be for general and administrative expenses and the commercialization of the technology developed, subject to certain conditions.  On July 6, 2021, the Company and Amplats agreed to increase the planned funding to Lion by a further $2.7 million, (to a total of up to $6.7 million) in order to allow the acceleration of certain research and commercialization activities.  All agreed funding into Lion by the Company and Amplats is to be in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

During the period ended November 30, 2024 both Amplats and the Company invested $40,000 for 80,000 shares each.  At November 30, 2024 the Company owns 52.04% of Lion, while Amplats owns 47.96%.  To November 30, 2024 Amplats and the Company have funded Lion equally for an aggregate of $4.69 million as follows:

Date	Gross Funding to Lion
July 2019	$1,100
June 2020	$700
February 2021	$700
February 2022	$500
February 2023	$590
June 2023	$560
November 2023	$362
December 2023	$100
October 2024	$80
Total	$4,692

On July 12, 2019, Lion entered into an agreement (the "Sponsored Research Agreement") with Florida International University ("FIU") to fund a $3.0 million research program utilizing platinum and palladium to unlock the potential of Lithium Air and Lithium Sulphur battery chemistries to increase their discharge capacities and cyclability.  On July 6, 2021, Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  Under the Sponsored Research Agreement, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 titled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this work was issued in December 2020 and a third was issued on June 15, 2021.  On October 4, 2022, the U.S. Patent and Trademark Office issued Patent No. 11,462,743 B2 titled "Battery comprising a metal interlayer" to FIU.  The patent involves the use of palladium as interlayer in batteries to stabilize and enable lithium metal anodes in various existing and emerging lithium battery technologies.  On February 21, 2023, the U.S. Patent and Trademark Office issued FIU a fifth patent No. 11,588,144 B2 titled "Battery Cathodes for Improved Stability".  This patent involves the fabrication of cathodes using palladium as a catalyst in carbon nanotubes.  Further patents are currently applied for.  Under the Sponsored Research Agreement, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

On June 21, 2023, the Company reported that Lion had engaged The Battery Innovation Center ("BIC") in Newberry, Indiana, to help drive commercialization of its next generation lithium-sulfur and enhanced lithium-ion (NMC) technology using the unique catalytic properties of platinum and palladium.  Under an agreed scope of work (the "SOW"), during late calendar 2023 and 2024, BIC has been and continues to conduct independent small scale and large-scale trials to validate Lion's proprietary platinum and palladium based electrode composition, slurry, and films in both lithium-sulfur and lithium-ion (NMC811) coin and pouch cells. The SOW also includes additional research and development focused on improving performance and scale-up with the goal of creating prototypes for commercialization consideration.

Personnel

The Waterberg Project is operated by the Company primarily utilizing its own staff and personnel.  Contract drilling, geotechnical, engineering and support services are also utilized as required.  The Company's complement of managers, staff, and technical personnel currently consists of 8 individuals in South Africa and 5 individuals in Canada.  Platinum Group Metals (RSA) Proprietary Limited, the wholly owned South African subsidiary of the Company ("PTM RSA") and Waterberg JV Co. also utilize contract services from a professional security firm as well as consultants and temporary workers from time to time.  At present, in addition to the 8 individuals described above, two specialized consultants are currently engaged in South Africa to assist with the implementation and execution of the Waterberg Social and Labour Plan ("Waterberg SLP") as well as community communication and engagement activities.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

2. PROPERTIES

Under IFRS Accounting Standards, the Company capitalizes all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.  The Company evaluates the carrying value of its property interests on a regular basis.  Management is required to make significant judgements to identify potential impairment indicators.  Any properties that management deems to be impaired are written down to their estimated net recoverable amount.

For more information on mineral properties, see below and Note 3 of the Financial Statements.

WATERBERG PROJECT

Recent Activities

During the period ended November 30, 2024, $0.6 million in expenditures were capitalized at the Waterberg Project for work carried out pursuant to the Stage Four Budget (as defined below). This work included mineral resource geology, Waterberg DFS Update engineering, infrastructure engineering, and project area maintenance.  Baseline environmental monitoring studies continue.  Work has also been carried out to identify, delineate and assess local deposits of calcrete and other aggregate materials ("Construction Aggregate") that may be suitable for road building and infrastructure pad foundations.  Work on community engagement and components of the Waterberg SLP are also underway.

As of November 30, 2024, $46.9 million in accumulated net costs had been capitalized to the Waterberg Project.  Total expenditures on the property since inception from all investor sources to November 30, 2024, are approximately $89.7 million.

On October 20, 2022, the Company announced that Waterberg JV Co. had approved in principle a $21 million preconstruction work program ("Work Program") for the Waterberg Project, focused on early infrastructure, de-risking and project optimization.  Work items included infill and exploration drilling, initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility ESKOM, and advancement of the Waterberg SLP.

The first two stages of the Work Program totaling $6.1 million were completed in August 2023.  Specific activities included infill drilling, geotechnical drilling, an exploration borehole, mineral resource estimation, Waterberg DFS Update engineering, pre-construction engineering, electrical power supply engineering and the permitting and licensing of construction aggregate borrow pits at locations identified near the planned Waterberg Project mine site.

On December 11, 2023, the board of directors of Waterberg JV Co. unanimously approved a work program in the amount of R29.8 million (approximately $1.65 million) for a third stage of work (the "Stage Three Budget") covering a six-month period from September 2023 to February 2024.  The shareholders of Waterberg JV Co. also approved the Stage Three Budget, with Implats abstaining.  The Stage Three Budget funded ongoing work activities, including the Waterberg DFS Update (see below), and normal project maintenance.  On December 12, 2023, Implats advised that in the current operating environment and following their own restrictions to capital allocation across their portfolio, Implats could not fund their pro rata share of the Stage Three Budget.  As a result, Implats' interest in Waterberg JV Co. was diluted by 0.049% to approximately 14.951% during the third fiscal quarter of 2024.

On April 3, 2024, the Waterberg JV Co. Board of Directors approved a fourth stage of work (the "Stage Four Budget") in the amount of R24.4 million (approximately US$1.35 million) to allow the continuation of work programs underway while the Waterberg DFS Update was finalized.  On May 9, 2024, Implats again advised that in the current operating environment and following their own restriction to capital allocation across their portfolio, Implats could not fund their pro rata share of the Stage Four Budget.  As a result, in the fourth fiscal quarter Implats' interest in Waterberg JV Co. was diluted by a further 0.09% to approximately 14.86%.  Implats stated that it would consider the funding of subsequent cash calls as future circumstances allow.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

Shareholders of Waterberg JV Co. have the right to contribute the cash contribution shortfall of any diluting shareholder, pro rata to the aggregate shareholding of all shareholders who elect to fund such a shortfall.  Platinum Group alone elected to fund all of Implats' funding shortfall for the Stage Three Budget and Stage Four Budget.

The Company anticipates a new Waterberg Stage Five budget will be introduced in early calendar 2025.

A construction decision has not yet occurred and although some pre-production work is underway on the Waterberg Project, a formal start date has not yet been declared as of the date of this MD&A.

Concentrate Offtake and Processing

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  Before mine financing and a construction decision can be undertaken, arrangements will be required for Waterberg Project concentrate offtake or processing.  The Waterberg DFS Update stated that "Additional smelting capacity may need to be constructed in the industry to be able to treat the flotation concentrate from the Waterberg Project and the other potential Northern Limb mines."  Any transaction for concentrate offtake between Waterberg JV Co. and an entity involving any one or more shareholders must be entered into on a bona fide arms-length basis and for fair value.  The Offtake ROFR would allow Implats the opportunity to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third-party.

Existing Smelters

Obtaining reasonable terms for Waterberg Project concentrate offtake from an existing smelter/refiner in South Africa is considered the preferred option.  The Company is in discussion with several South African smelter operators, including Implats, with a view to establishing formal concentrate offtake arrangements for the Waterberg Project.  Although discussions continue, to date no formal concentrate offtake terms have been achieved.

Construction of a Smelter in South Africa

As an alternative to a traditional concentrate offtake arrangement, the Company has conducted internal research and formal studies to evaluate the economic feasibility of establishing a smelter and BMR business in South Africa, jointly with third-party investors or partners, for the processing of Waterberg concentrate.  Conceptually, a Waterberg matte furnace and BMR would be operated as a separate business from the Waterberg Project.  Such a facility could provide fair market offtake terms to Waterberg JV Co., and possibly to other PGE miners, allowing for the production of an upgraded product for sale in the market without the need for treatment by a third-party smelter operator.

Construction of a Smelter outside South Africa

The Company is also assessing the economic feasibility of constructing a smelter and BMR to process Waterberg Project concentrate outside of South Africa.  On December 20, 2023, the Company announced a Cooperation Agreement with Ajlan & Bros Mining and Metals Co. ("Ajlan") to study the establishment of a stand-alone platinum group metals smelter and BMR in Saudi Arabia.  The Cooperation Agreement encompasses three phases; a global PGE concentrate market study (the "Market Study"), a definitive feasibility study for the construction and operation of a PGE smelter and BMR in Saudi Arabia ("Smelter DFS"), and an option to form an incorporated 50:50 joint venture following the completion of the Smelter DFS. The Smelter DFS will assume the export of PGE concentrate from the Waterberg Project in South Africa to a port facility in Saudi Arabia.  The Company believes that Saudi Arabia offers an attractive investment climate that includes highly competitive energy costs, a lower taxation rate, and significant government financing incentives.  On November 26th, 2024, the Ministry of Investment for Saudi Arabia entered a memorandum of understanding with Ajlan and the Company to study and consider potential financial support for the proposed PGM Smelter and BMR to be located in Saudi Arabia.  An initial trade-off study has been completed to determine the viability of exporting PGE concentrate from South Africa to Saudi Arabia. Shipping costs are expected to be generally offset by lower energy costs.  The proposed smelter facility may also benefit from existing infrastructure.

The Company and Ajlan commissioned the Market Study in order to identify potential sources of additional PGE concentrate that could augment the processing of Waterberg Project concentrate in Saudi Arabia, thereby mitigating the risk of sourcing concentrate from only one project, and to attain scale.  There are currently several PGE and base metal projects globally seeking offtake and beneficiation solutions. The Market Study was commissioned in April 2024 and the final report was delivered in September 2024.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

The Market Study was completed by a globally recognized independent consulting group specializing in PGEs and associated base metal by-products.  Based on their analysis, the combination of concentrate from the Waterberg Project and end of life auto catalysts and petrochemical catalysts, sourced from the Gulf Region, could justify the scale required to construct a long term PGE smelting and refining complex in Saudi Arabia. Other sources of mined PGE concentrate from Southern Africa could be considered over the longer term.  Sources beyond Southern Africa are considered to be too early stage, too low in PGE content and too far away to be transported economically.

Ajlan and the Company are now considering the commissioning of the Smelter DFS.  A key requirement would be to secure a long-term approval for the export of unrefined precious metals in concentrate from South Africa.  Platinum Group has been working with the Government of South Africa to identify local beneficiation opportunities and to analyze the possible impact of exporting concentrate on the value chain.

The estimated cost for the Smelter DFS is approximately $4.0 million.  The scope for the Smelter DFS will encompass options related to infrastructure, location, technical specifications, capital, and operating costs.  All expenses related to the study are to be split on a 50:50 basis between Platinum Group and Ajlan, including certain costs already incurred by Platinum Group in previous beneficiation studies as described above.

Upon completion of the Smelter DFS, the Cooperation Agreement gives Platinum Group and Ajlan the option to form an incorporated joint venture on a 50:50 basis, on terms to be mutually agreed, for the purpose of financing, constructing, and operating smelting and refining facilities as contemplated in the Smelter DFS.  The Company believes that Saudi Arabia offers significant investment incentives and expects the incorporated joint venture would apply for these incentives. Upon formation, the incorporated joint venture would then be in a position to offer concentrate offtake terms to Waterberg JV Co., the owner and, through the Company, the operator of the Waterberg Project.

Waterberg DFS Update

On September 16, 2024, the Company published the results of the Waterberg DFS Update which updated and replaced the previous 2019 DFS.  Highlights of the Waterberg DFS Update include:

  Mineral reserve estimate: Proven and Probable mineral reserves increased by 20% to 23,41 million 4E oz (246.2 million tonnes at an average grade of 2.96 4E g/t), 0.08% copper ("Cu"), and 0.17 nickel ("Ni").

  Increased Mineral Resources: Measured and Indicated mineral resources increased by 9.5% to 33.76 million 4E oz at a 2.5 4E g/t (F-Central Zone and F-South Zone at 2.0 4E g/t) cut-off grade (345.03 million tonnes at an average grade of 3.04 4E g/t, 0.09% Cu and 0.18% Ni).  Inferred mineral resources increased by 6.6% to 8.52 million 4E oz at a 2.5 4E g/t (F-Central Zone and F-South Zone at 2.0 4E g/t) cut-off grade (89.70 million tonnes at an average grade of 2.96 4E g/t, 0.08% Cu, and 0.15% Ni).

  Life of Mine ("LOM"): LOM increased from 45 to 54 years with annual steady state average production in concentrate of 353,208 4E oz and peak annual production of 432,950 4E oz.

  After-tax net present value ("NPV") of $569 million, at an 8% real discount rate and an Internal Rate of Return, ("IRR") of 14.2% using average long term consensus metal prices as of May 2024 ("Consensus Prices" as defined below).

  On site life of mine average cash cost (including base metal by-product credits and smelter discounts as a cost) of $658 per 4E oz, with an all-in sustaining cost ("AISC") of $761 per 4E oz.

  Reduced Water Consumption: The 2024 DFS Update models dry stack tailings technology, including a dewatering plant and dry tailings handling system, reducing estimated steady state make-up water requirements by 36% to approximately 2.85 megalitres per day and reducing the tailings impoundment surface footprint by approximately 46.0% to 155 hectares.

  LOM free after-tax cashflow of $6.5 billion at Consensus Prices

  Estimated total project capital of $946 million including 8.5% for contingencies, and peak capital estimated at $776 million.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

Mineral resources at the Waterberg Project are hosted in the T-Zone and F-Zone. The T-Zone is situated approximately 350 meters above the F-Zone with both zones striking northeast and dipping at approximately 38 degrees to the west. An arbitrary cut-off depth of 1,250-meters has been applied in all mineralized zones. Mineral resources for the Waterberg Project as reported in the 2024 DFS Update have been estimated including the results of recent infill drilling as discussed above.  Mineral resources have been estimated based on a total of 374,399 metres of diamond drilling in 474 diamond drill holes and 585 deflections and have been stated at a 2.5 4E g/t cut-off for all T-Zones, F-North and F-Boundary Zones, and a 2.0 4E g/t cut-off for the F-Central and F-South Zones (the "Cut-Off Base Case"). In the 2024 DFS Update, the Cut-Off Base Case was applied to the mineral resource model as an input to the mine design. At the Cut-Off Base Case, total Measured and Indicated mineral resources (which includes mineral reserves) are estimated at 345.03 million tonnes grading 3.04 4E g/t for 33.76 million 4E oz (versus 305.54 million tonnes grading 3.14 4E g/t for an estimated 30.84 million 4E oz in the 2019 DFS). Total Proven and Probable mineral reserves are estimated at 246.2 million tonnes grading 2.96 4E g/t for 23.41 million 4E oz (versus 187.51 million tonnes grading 3.24 4E g/t for 19.48 million 4E oz in the 2019 DFS).

The mineral resources and reserves for the Waterberg Project are categorized and reported in terms of NI 43-101 and are tabulated below.

Mineral Resource Estimate 4E cut-off, effective August 31, 2024, on 100% Project basis

Mineral Resource T-Zone 2024
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	M Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	5.24	1.10	2.06	0.05	0.78	3.99	0.13	0.07	20,917	0.673
Indicated	2.5	14.62	1.37	2.35	0.03	0.88	4.64	0.19	0.09	67,834	2.181
M+I	2.5	19.86	1.30	2.28	0.04	0.86	4.47	0.17	0.08	88,751	2.853
Inferred	2.5	18.23	1.18	2.00	0.04	0.85	4.07	0.15	0.07	74,159	2.384

Mineral Resource F Zone 2024
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	M Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.0 & 2.5	78.08	0.87	2.01	0.05	0.15	3.08	0.08	0.20	240,471	7.73
Indicated	2.0 & 2.5	247.10	0.85	1.88	0.04	0.13	2.92	0.08	0.18	720,699	23.17
M+I	2.0 & 2.5	325.17	0.86	1.92	0.05	0.14	2.96	0.08	0.19	961,170	30.90
Inferred	2.0 & 2.5	71.47	0.81	1.70	0.04	0.12	2.67	0.06	0.15	190,940	6.14

Mineral Resource Waterberg Aggregate Total 2024
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	M Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.0 & 2.5	83.32	0.89	2.01	0.05	0.19	3.14	0.09	0.19	261,389	8.40
Indicated	2.0 & 2.5	261.72	0.88	1.91	0.04	0.18	3.01	0.09	0.18	788,532	25.35
M+I	2.0 & 2.5	345.03	0.88	1.94	0.05	0.18	3.04	0.09	0.18	1,049,921	33.76
Inferred	2.0 & 2.5	89.70	0.89	1.76	0.04	0.26	2.96	0.08	0.15	265,099	8.52

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

Mineral Resource Category	Prill Split Waterberg Project Aggregate
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.3	64.19	1.59	5.95
Indicated	29.3	63.43	1.45	5.83
M+I	29.0	63.62	1.49	5.86
Inferred	30.00	59.68	1.35	8.95

Notes:

(1) All mineral resources in situ.

(2) Mineral resources are reported inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3) 4E = PGE (Pt + Pd + Rh) and Au.

(4) The mineral resources stated above are shown on a 100% project basis, that is, for the Waterberg Project.

(5) Mineral resource cut-off 2.5 g/t (4E) grade except for FZ-Central and FZ-South are at 2.0 g/t cut-off grade (4E). Cut-off grade calculations performed in March 2023 and were based on the following assumptions:

  Metal prices: Pt at US$1,050/oz, Pd at US$1,300 /oz, Au at US$1,650/oz, Rh at US$5,000/oz, Cu at US$3.50/lb and Ni at US$8.50/lb.
  Unit costs: US$63.99 / t milled for F-Zones and US$76 / t milled for T-Zone (based on the 2019 DFS and escalated for inflation).
  Metal recoveries: 4E concentrator recoveries at 82% for F-Zones and 81% for T-Zone. Base metal recoveries for the F-Zones at 50.0% for Ni and 88.6% for Cu, T-Zone at 46.0% for Ni and 86.6% for Cu.
  Smelter recovery/payabilities: 83.5% for 4E and 72.0% for Cu and Ni.

(6) Conversion factor used - kg to oz = 32.15076

(7) Numbers may not add due to rounding.

(8) A 5% and 7% geological loss were applied to the Measured / Indicated and Inferred mineral resource categories, respectively.

Mineral reserves are a subset of the mineral resource envelope at the Cut-Off Base Case, and they include only Measured and Indicated mineral resources, with dilution and stope shapes considered.  Mining thickness was set at 2.4 meters to 20 meters in the T-Zone and 2.4 meters to 118 meters in the F-Zone.  Sublevel planning of 20 meters to 40 meters was considered in the mine plan for mineral reserves.

Proven Mineral Reserve Estimate 4E g/t - Effective August 31, 2024

		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T-Zone	5,094,182	1.76	0.93	0.04	0.63	3.36	0.10	0.06	17,138	0.551
F-Central	32,297,283	1.90	0.82	0.04	0.13	2.89	0.06	0.17	93,186	2.996
F-South	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0.000
F-North	16,637,670	2.04	0.85	0.05	0.16	3.10	0.10	0.20	51,558	1.658
F-Boundary North	4,975,853	1.99	0.97	0.05	0.16	3.17	0.10	0.22	15,784	0.507
F-Boundary South	5,294,116	2.31	1.04	0.05	0.18	3.59	0.08	0.19	19,015	0.611
F-Zone Total	59,204,921	1.98	0.86	0.05	0.14	3.03	0.08	0.19	179,543	5.772
Waterberg Total	64,299,103	1.97	0.86	0.05	0.18	3.06	0.07	0.17	196,681	6.323

Probable Mineral Reserve Estimate 4E g/t - Effective August 31, 2024

		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T-Zone	14,137,694	2.05	1.18	0.02	0.75	4.01	0.16	0.08	56,623	1.820
F-Central	99,814,040	1.72	0.74	0.04	0.12	2.61	0.07	0.17	260,936	8.389
F-South	10,643,204	1.85	0.99	0.05	0.13	3.02	0.03	0.11	32,127	1.033
F-North	36,573,456	2.12	0.90	0.05	0.16	3.23	0.09	0.20	118,079	3.796

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
F-Boundary North	13,312,581	1.91	0.99	0.05	0.17	3.11	0.10	0.23	41,432	1.332
F-Boundary South	7,421,801	1.89	0.92	0.04	0.13	2.98	0.06	0.18	22,128	0.711
F-Zone Total	167,765,082	1.84	0.82	0.04	0.13	2.83	0.07	0.18	474,702	15.262
Waterberg Total	181,902,775	1.85	0.84	0.04	0.18	2.92	0.08	0.17	531,324	17.082

Proven & Probable Mineral Reserve Estimate 4E g/t Effective August 31, 2024

		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T-Zone	19,231,876	1.97	1.11	0.03	0.72	3.84	0.14	0.07	73,760	2.371
F-Central	132,111,323	1.76	0.76	0.04	0.12	2.68	0.06	0.17	354,121	11.385
F-South	10,643,204	1.85	0.99	0.05	0.13	3.02	0.03	0.11	32,127	1.033
F-North	53,211,126	2.10	0.88	0.05	0.16	3.19	0.10	0.20	169,637	5.454
F-Boundary North	18,288,434	1.93	0.98	0.05	0.17	3.13	0.10	0.23	57,216	1.840
F-Boundary South	12,715,917	2.06	0.97	0.05	0.15	3.24	0.07	0.19	41,143	1.323
F-Zone Total	226,970,003	1.87	0.83	0.04	0.14	2.88	0.07	0.18	654,245	21.034
Waterberg Total	246,201,879	1.88	0.85	0.04	0.18	2.96	0.08	0.17	728,005	23.406

Notes:

(1) The mineral reserves are based on using the long hole mining method with paste backfill. A minimum stope width of 2.4 m (true width) was used.

(2) The point of reference for the mineral reserves is defined as the point where the mined ore is delivered to the processing plant.

(3) 4E = PGE (Pd + Pt + Rh) and Au.

(4) A stope cut-off grade of 2.0 g/t 4E was used for mine planning for F-Central and F-South while a 2.5 g/t 4E was used for mine planning for the T-Zone and other F-Zones in the mineral reserves estimate.

(5) Long-term metal prices assumed for cut-off grade estimates were Pt = US$1,050.00/oz, Pd = US$1,300.00/oz, Rh = US$5,000.00/oz, Au = US$1,650.00/oz, Cu = US$3.50/lb, Ni = US$8.50/lb and exchange rate 17.22 ZAR = 1 US$.

(6) Long-term metal recoveries assumed for cut-off grade estimates were 4E 82% for the F-Zones and 4E 81% for the T-Zone. A smelter recovery of 4E 83.5% was assumed for all zones.

(7) Long-term operating costs assumed for the cut-off grade estimates were US$63.99 per tonne mined for the F-Zone and US$76.09 per tonne mined for the T-Zone and include mining, processing, infrastructure, general and administration, transport, royalties, and sustaining capital.

(8) Tonnage and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses.

(9) Numbers may not add due to rounding.

Metals Markets and Price Deck Assumptions

The Waterberg Project has a considerable ramp up period and a long LOM. Metals markets and foreign exchange rates are difficult to predict 10 to 20 years in the future. The Waterberg Project financial performance has been estimated in the 2024 DFS Update at Consensus Prices as set out in the table below. These prices were based on a review of long term (2028) consensus price forecasts assembled by Bloomberg and Select Cap IQ as of May 31, 2024.

At Consensus Prices, the basket price per LOM average 4E oz is estimated at US$1,325.

ZAR based costs in the 2024 DFS Update are converted to US$ at forecast real exchange rates from 2025 to 2027 and then long term for 2028 and later at 20.07 (US$/ZAR). The exchange rate assumptions within Consensus Prices are based on Oxford Economics forward projection as of May 15, 2024.

Price Deck Assumptions

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

Description	Commodity	Unit of Measure	Long term Real
Consensus Prices	Pt	USD / oz	1,605
	Pd	USD / oz	1,062
	Au	USD / oz	1,812
	Rh	USD / oz	6,209

	Cu	USD / lb	4.53
	Ni	USD / lb	9.73
Exchange Rate 2025		USD/ZAR	18.92
Exchange Rate 2026		USD/ZAR	19.28
Exchange Rate 2027		USD/ZAR	19.67
Exchange Rate 2028		USD/ZAR	20.07
Exchange Rate Long Term		USD/ZAR	20.07

Readers are directed to review the full text of the Waterberg DFS Update, available for review under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov for additional information.

The Waterberg DFS Update indicates that as a result of its shallow depth, good grade and fully mechanized mining approach, the Waterberg Project can be a safe mine within the lowest quartile of the Southern Africa platinum group element industry cost curve.

The Waterberg DFS Update mine plan models production at 4.8 million tonnes of ore per annum and a LOM average of 353,208 4E ounces per year in concentrate.  Maximum annual production is estimated in the 2024 DFS Update at 432,950 4E oz in concentrate. The mine initially accesses the F-Central Zone orebody using a single set of twin decline tunnels (service decline and conveyor decline) with mining of 400,000 tonnes per month by fully mechanised long hole stoping methods.  The Central-F steady state ore to waste ratio in the 2024 DFS Update is a favourable 14.8 and approximately 47% of waste rock will be placed underground as backfill, with the balance to be trucked or conveyed to surface. Ore will be mucked to one of numerous underground rock breakers, from where it will be sized and then transported to surface by conveyors. Paste backfill will be utilized, allowing for a high mining extraction ratio as mining can be completed next to backfilled stopes with few internal pillars.

Mining Right Grant

A formal mining right application ("MRA") for the Waterberg Project, including the Waterberg SLP, was accepted for filing by the DMR on September 14, 2018.  An Environmental Impact Assessment ("EIA") and Environmental Management Program ("EMP") were filed with the DMR on August 15, 2019.  An initial environmental assessment was granted for the Waterberg Project on August 12, 2020, with the final environmental assessment issued on November 10, 2020.  The mining right for the Waterberg Project (the "Waterberg Mining Right") was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021, and remains active.

On March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court seeking to set aside the January 28, 2021, grant of the Waterberg Mining Right by the DMR.  Many of the applicants participated in the earlier and unsuccessful appeals against Waterberg.  The applicants requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the Waterberg Mining Right area, object to the grant of the Waterberg Mining Right, and object to the DMR dismissing their previous appeals.  The two farms in question are not expected to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. have filed a notice of opposition and will prepare and file an answering affidavit in due course.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

The Company believes that all requirements specified under the National Environmental Management Act of 1998, the MPRDA and other applicable legislation have been complied with and that the DFFE correctly approved and the DMR correctly issued the EA and the Waterberg Mining Right.  Based on long term consultation and dialogue with local communities, the Company also believes that the leadership and the majority of residents in the host communities support the Waterberg Project.

Since late 2021, the Member of the Executive Committee ("MEC") hosted several meetings and engagements and facilitated mediation sessions with representatives of Waterberg JV Co. and leaders from communities where mine infrastructure is planned to be located, to assist with the reconciliation of concerns.  The MEC has stated an intention to assist all stakeholders so that further investment by Waterberg JV Co. may occur.  Many community concerns have been addressed.  A final settlement agreement with the principal host community determining infrastructure locations was agreed and executed in April 2024.  Work and negotiations on long term surface lease agreements are underway.

Waterberg JV Co. remains committed to engaging and working with all host communities to ensure that all legitimate concerns are addressed, and mining operations are conducted in a harmonious and respectful manner.  Waterberg JV Co. aims to optimize the Waterberg Project for the benefit of all stakeholders.

Community Considerations

Training for a new mechanised mining workforce is an important component of the Waterberg Project life of mine plan and the Waterberg SLP.  Planning for training programs has been undertaken with the assistance of global mine training leader, NORCAT, of Sudbury, Ontario.  The Waterberg DFS Update modelled a significant investment in training, focussed on the immediate area of the Waterberg Project, working in cooperation with local communities, colleges and facilities.

Water supply and delivery are important issues affecting local communities near the Waterberg Project.  Waterberg JV Co. and the Capricorn District Municipality continue to work cooperatively for the development of water resources to the benefit of local communities and the Waterberg Mine.  Detailed hydrological work studying the utilization of known sources for significant volumes of groundwater has been conducted and has identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities.  Test drilling of these water basins has been completed resulting in the identification of sufficient water supplies.  Earlier drilling programs conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district.  Drilling by Waterberg JV Co. has identified some potable water resources.  Several boreholes proximal to the Waterberg Project identified large volumes of high mineral, unpotable water not suitable for agriculture.  Hydrological and mill process specialists have tested the use of this water as mine process water.  In general, ground water resources identified proximal to the Waterberg Project have the potential for usage by both the Waterberg Mine and local communities.

The establishment of servitudes for power line routes and detailed planning and permitting with ESKOM are also advancing.  Power line environmental and servitude work is being completed by Private National Grid (previously TDx Power assisted Waterberg JV Co.) in coordination with ESKOM.  Private National Grid has progressed electrical power connection planning for approximately a 70 km, 132MvA line to the Waterberg Project.  Engineering refinement of steady state power requirements has resulted in a reduced demand of approximately 90MvA at steady state.  Bulk power design and costing work for steady state requirements has commenced.  ESKOM is engaged with project engineers to determine electrical power sources and availability.  A temporary power line for the construction period from the nearby grid at Bochum is being designed and costed.  Community engagement regarding power line routes and completion of an EIA for the power line routes is in process.  ESKOM is experiencing power generation constraints leading to load-shedding, being the deliberate and scheduled shutdown of electric power in parts of its power-distribution network, when the demand strains the capacity of the system.

Alternative renewable energy sources are also being considered for the Waterberg Project.  One such option envisages a solar panel farm, including battery storage, to be built by a third-party operator at a suitable location near the Waterberg Project.  The cost of construction would be carried by the third-party operator and the power provided would be charged to Waterberg JV Co. at rates that would include a return of capital to the third-party operator.

Social and Labour Plan

The Waterberg SLP was developed pursuant to DMR guidelines for social and labour plans and has been submitted in accordance with section 46 of the MPRDA together with the Waterberg Mining Right application, which right was granted on January 28, 2021, and registered on July 6, 2021.  The objective of the Waterberg SLP is to align the Company's social and labour principles with the related requirements established under the Mining Charter, as applicable from time to time.  These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project.  Contractors will be required to comply with the Waterberg SLP and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc.  In terms of human resources training, the Waterberg SLP will establish objectives for adult-based education training, learnerships and development of the skills required by the mining industry, portable skills training for transition into industries other than mining, education bursaries and internships.  The Waterberg SLP also envisages a plan to establish local economic development objectives for projects such as infrastructure and educational support to local schools, the equipping and extension of a clinic/health facility, water and reticulation projects, housing development, and various other localized programs for small scale industry, agriculture, entrepreneurship and health and education.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

To support the Waterberg SLP for affected communities near the Waterberg Project, we have budgeted expenditures amounting to an aggregate R428.9 million (approx. $23.77 million at November 30, 2024) over a five-year period.  Expenditures are subject to the grant of all required regulatory approvals, licenses and permits and the commencement of development activities on site.  At the end of each five-year period a new social and labour plan will be established, considering actual expenditures to date and changes to adjust for community feedback, needs and preferences.  The Waterberg SLP includes the following provisions:

  Human Resource Development

Waterberg JV Co. is aware of the importance of human resources to accomplish its business objectives.  Skills development is the foundation for attaining competent and productive employees who can contribute to meeting the mine's business objectives and contribute to the upliftment of their communities through their own personal economic success.  The skills development plan for the Waterberg Project budgets R13.3 million ($0.74 million at November 30, 2024) for the achievement of future career development opportunities within the mining industry and beyond the needs of the Waterberg Mine's operational requirements.  The skills development plan seeks to achieve portable skills through accredited qualification by certified training providers and programmes.  Emphasis is to be applied to employment equity and to participation by historically disadvantaged South Africans and women.  Learnership, internship, bursary and youth training programs are planned.  Targets have been established for procurement and employment levels for women and for people from the local community.

  Local Economic Development

The Local Economic Development ("LED") program will seek to enable local communities to become economically stronger by improving infrastructure, business skills, entrepreneurship, job creation and income.  An amount of R405.6 million ($22.47 million at November 30, 2024) has been budgeted for LED projects seeking to amplify opportunities as well as alleviate poverty within the surrounding communities of the Waterberg Mine.  Programmes are to include infrastructure and educational support to local schools, mine and community bulk water supply and reticulation, extension and equipping of existing clinic/health facilities, and road construction.

  Transferrable Skills Management

A budget of R10.0 million ($0.55 million at November 30, 2024) has been established for training and skills development.  We conducted a social audit and needs and skills assessment of the communities near the Waterberg Project to learn about these communities and to help direct our efforts towards the matters of importance to them.  This work will guide our long-term training programs intended to increase skilled employment opportunities for local community members.  Investment in human resource development and facilitation of training during the lifetime of the Waterberg Project intends to provide sustainable skills that will support employment for workers beyond the life of the Waterberg Mine.  The Waterberg Mine intends to comply with the Basic Conditions of Employment Act of 1997 and the Social and Labour Plan Guidelines with the goal of establishing skills that will be of value to employees at a future time of downscaling and retrenchment.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

Environmental, Social and Governance ("ESG")

Being a responsible corporate citizen means protecting the natural environment associated with its business activities, providing a safe workplace for its employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where the Company operates so that it can enhance the lives of those who work and live there beyond the life of such operations. The Company takes a long-term view of its corporate responsibility, which is reflected in the policies that guide its business decisions, and in its corporate culture that fosters safe and ethical behaviour across all levels of Platinum Group. The Company's goal is to ensure that its engagement with its stakeholders, including its workforce, industry partners, and the communities where it operates, is continued, mutually beneficial and transparent. By building such relationships and conducting ourselves in this manner, the Company can address specific concerns of its stakeholders and work cooperatively and effectively towards achieving this goal.

  ESG Approach and Objectives

The Company and Waterberg JV Co. are committed to conducting business in a responsible and sustainable manner. Our core ESG values are:

  maximizing the positive effect of our projects and operations for all stakeholders;

  caring for the environment in which we operate;

  contributing to both the short-term and long-term development of our host communities;

  ensuring safe and secure workplaces for our employees;

  contributing to the welfare of our employees and local communities; and

  promoting good corporate governance, through openness, transparency, and accountability;

We continue to work on enhancements to our community engagement processes for all our mining and environmental matters.  We consider all stakeholders and confirm our commitment to the health and safety of our employees and surrounding communities.  Health and safety also remain a top priority.  Our ESG objectives include:

  reducing planned water consumption;

  attaining full compliance with regulations and reporting of greenhouse gas emissions;

  achieving minimum impact on vegetation and supporting and enabling local biodiversity;

  reducing planned industrial waste;

  resolving individual community member grievances;

  continuing and improving stakeholder communication and engagement programmes; and

  achieving zero significant environmental incidents.

  ESG Reporting and Assessment

The Company's ongoing ESG analysis continues to refine the set of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project. We wish to achieve a high level of understanding and commitment from those who carry out our day-to-day activities.  Our social performance indicators aim to cover social risk management, grievance management, community investment and human rights.  Our environmental performance indicators aim to cover environmental impact mitigation, audits, water, energy, greenhouse gas emissions and environmental remediation and rehabilitation.  Health and safety performance indicators are also to be recorded and monitored.

The Company has worked with Digbee Ltd. ("Digbee") since 2021 to independently assess its ESG development and disclosure at both the corporate and project level as it moves toward the construction phase of the Waterberg Project.  The Digbee ESG platform is aligned with over 25 global reporting standards to generate an appropriate ESG score for development stage mining companies and address real risk.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

As part of the Waterberg Mining Right application process the Company developed a wide ranging set of studies and plans in relation to potential ESG impacts.  These studies and plans were leveraged to form the basis of the Digbee ESG assessment and subsequent outcomes.

For 2024, an independent team of Digbee ESG experts evaluated the Company's ESG submission against a set of rigorous and standardized scoring criteria.  To ensure accuracy and credibility, these scores were finalized after being peer reviewed.  Platinum Group achieved an overall score of BBB with a range of CC to AAA based on the information provided.  The total score shown below reflects the calculated average of the average corporate and project scores awarded.

Awarded ESG Ratings (September 2024)

High Level Positive Outcomes

  The Company's strategy has been updated and is in line with the Definitive Feasibility Study for the Waterberg Project. It now features items such as enhanced water resource management activities through the integration of dry stack tailings, and the initiation of a portable skills development and training programme for the community.

  As part of their commitment to ESG goals, PTM have supported social development initiatives in South Africa. Their contributions have included offering portable skills training and making financial donations to the "Access to Clean Water" program.

  Key Performance Indicators (KPIs) linked to ESG criteria have been integrated as performance measures and aligned with organisational milestones

Potential Risks and Opportunities (per Digbee Report)

  The workforce diversity reporting and focus within the submission remains predominantly focused on gender and could be expanded to include other aspects such as ethnicity.

  There is currently no formal risk management framework in place to identify and manage risks and opportunities.

  ESG continues to be a key area of interest for stakeholders and investors, however PTM has yet to commit to any industry standards.

  ESG - Environmental

We have commissioned independent environmental site inspections and environmental management program compliance assessments at the Waterberg Project for all our mining and prospecting right areas.  Baseline environmental studies for air quality and water quality are currently underway over the Waterberg Project area.  Annual environmental reports are filed with regulators.  To date, there have been no significant environmental incidents at our Waterberg Project operation since exploration began on the property in 2011.  As a requirement to the grant of the Waterberg Mining Right an EIA and EMP were filed with governmental regulators after a comprehensive consultation process with communities, regulators, environmental institutions, and other stakeholders over the last ten years.  Several independent, third-party specialist consultants completed component studies as a part of the application process. The EIA and EMP were subsequently approved by the relevant regulators.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

The Company carried on advancing the Waterberg DFS Update in 2023 and 2024 and published the results of the study on September 16, 2024.  The Waterberg DFS Update takes into consideration the use of dry stacking solutions for tailings to reduce water use.  With the inclusion of dry stack tailing, the steady state make up water requirement has been reduced by approximately 36% and is well below the net make up water requirements reported by other PGM and diamond mines located in the Limpopo Province.  This will reduce the overall long-term demand on ground water resources.

Since its initiation in 2023, environmental monitoring has advanced in the areas of climatic data, surface water chemistry, groundwater and air quality.  As the Waterberg Project develops, environmental monitoring will be expanded to include monitoring of noise and biodiversity.  In line with this, environmental management and mitigation measures will be implemented accordingly.

Furthermore, the mineral resources targeted at the Waterberg Project are mineable platinum group metals, being mainly palladium, platinum, and rhodium.  These metals are important elements in terms of reducing harmful emissions from internal combustion engines.  Platinum is a critical element in fuel cells and the "hydrogen economy" in general, highlighting the Waterberg Mine's potential to contribute to a cleaner future.

  ESG - Social

To date, work at the Waterberg Project has been related to exploration, early development and engineering activities.  Overall safety performance has been very good and strict safety protocols are followed.

We maintain an open communication policy with communities near the Waterberg Project.  We responded to concerns raised by individuals regarding water resources, roadways, heritage sites and planned infrastructure locations by thoroughly investigating each reported concern or claim.  Meetings were held with community leaders and site inspections occurred with local community members accompanied by independent consultants, NGOs, government agencies and regulators.  Although no material issues or events of regulatory non-compliance by the Company have been identified after these investigations, the Company remains committed to operating in a responsible manner and continues to work with local community leadership to ensure any identified issues are resolved in an appropriate and professional manner and in compliance with governing regulations.  The Company has developed a more formalized grievance mechanism, which has now been translated into the local language (Sepedi) and will be made accessible to all community members in the near future.

In 2024 the Company has continued working with local communities to create community trusts.  To ensure communities are well represented, the Company is covering the costs of legal representation for the communities.  The Limpopo Provincial Government and the Regional DMR Office in Limpopo are preparing to facilitate workshops with community leadership and other stakeholders to support and build their understanding of the mining legal framework and their rights and obligations in respect thereto.  The Company intends to benefit from these efforts.

The Company has further supported a local skills audit and the development of profiles of our local host communities.  These reports will help the Company better understand and respond to the needs of our local host community members.  The Company has also appointed two additional consultants to work with our local communities at the Waterberg Project.  These consultants are assisting with community engagement and the implementation of the Waterberg SLP.  This year the Company has also continued to grant tertiary bursaries to local youth and has also provided portable skills training to local community members. Planning for local school and clinic upgrades is underway.

Based on community meetings and direct feedback, and in part due to the Company's efforts to engage and support local communities, we believe local community residents support the development of the Waterberg Project and understand the expected economic benefits.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024
  ESG - Governance

In keeping with its dedication to maintaining the highest standards of governance, the Company has implemented an Environmental, Health, Safety and Technical Advisory Committee, a Governance and Nomination Committee and a number of policies to help create secure work environments that prioritize equality, integrity and respect for all.

Environmental, Health, Safety and Technical Advisory Committee

As part of its mandate to assist the Board in its oversight of capital projects and material transactions undertaken by the Company, its subsidiaries or its affiliates from an environmental, technical, financial and scheduling perspective, the Environmental, Health, Safety and Technical Advisory Committee (the "EHST Committee") is responsible for developing and monitoring standards for ensuring a safe and healthy work environment and to promote sustainable development.  The EHST Committee is also responsible for providing oversight of the Environmental, Health, Safety, and Social Responsibility Policies (the "EHSSR Policies"), the Human Rights Policy, and for monitoring the Company's practices in these areas, including the monitoring of (a) risks, challenges and opportunities to the Company's business associated with environmental, health, safety and social responsibility matters; (b) the Company's sustainability conduct, including environmental, health, safety and social policies and programs and overseeing performance in such areas; (c) the Company's compliance and applicable legal and regulatory requirements associated with environmental, health, safety, and community conduct; and (d) the Company's external reporting in relation to health, safety, environmental and community conduct.

Governance and Nomination Committee

The Governance and Nomination Committee of the Board also plays an important role in assisting the Board with its oversight of ESG matters.  The Governance and Nomination Committee is responsible for developing and implementing governance guidelines and principles, providing governance leadership to the Company and monitoring governance programs and policies, including without limitation, the Code of Business and Conduct and the Commitment to Anti-Bribery Conduct.  The Governance and Nomination Committee reviews the Company's policies to ensure compliance with the applicable rules and regulations, and where necessary or desirable on account of governance trends that are appropriate for the Company, recommends changes, or the adoption of further policies, to the Board for approval.

Environmental, Health, Safety, and Social Responsibility Policies

The EHSSR Policies supplement the requirements, guidelines, and standards of conduct specified in Platinum Group's other policies and affirm the Company's commitment to health and safety, social license and sustainable development, environmental stewardship, and human rights.  The EHSSR Policies are intended to be a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of Platinum Group.  The EHSSR Policies outline the Company's ESG expectations for all employees, directors, contractors, and consultants performing services for or on behalf of the Company.

Human Rights Policy

Along with integrating human rights into its risk assessment and due diligence processes, the Company is dedicated to fostering a culture of respect for human rights in the workplace.  It also actively seeks out positive interactions and collaborations with stakeholders who are impacted by its operations.  The EHST Committee assists the Board in the oversight of the Human Rights Policy including, reviewing the effectiveness and compliance of this policy on a regular basis, monitoring the Company's performance, challenges and commitments in the prevention or mitigation of any human rights issues, and reviewing the proposed public disclosure of any Company human rights matters.

The Company has also adopted a Code of Business Conduct and Ethics, a Commitment to Anti-Bribery Conduct, a Clawback Policy, and a Whistleblower Policy, amongst other customary policies.  Copies of the policies and committee charters may be found on the Company's website at www.platinumgroupmetals.net.

We also adhere to the corporate governance policies of the Toronto Stock Exchange and the NYSE American, LLC.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

On February 29, 2024, the Company held its Annual General Meeting.  All resolutions were passed in the form proposed by an affirmative vote of the shareholders.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(A) Liquidity, Capital Resources and Going Concern

Recent Equity Financings

On November 13, 2024, the Company filed a final short form base shelf prospectus (the "2024 Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 (the "2024 Registration Statement") with the SEC under the Multijurisdictional Disclosure System established between Canada and the United States.  On December 5, 2024, the Company filed a supplement to the 2024 Shelf Prospectus and announced an Equity Distribution Agreement with BMO Nesbitt Burns Inc., BMO Markets Corp. ("BMO Capital Markets") and Beacon Securities Limited whereby the Company could sell its Common Shares from time to time until December 13, 2026, for up to $50 million in aggregate sales proceeds in "at the market" transactions (the "2025 ATM").

Pursuant to the 2024 Shelf Prospectus and the 2024 Registration Statement, the Company may offer and sell in Canada or the United States, Common Shares, debt securities, warrants, subscription receipts, or a combination thereof up to an aggregate initial offering price of $250 million from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the 2024 Shelf Prospectus and the 2024 Registration Statement remain effective.

Pursuant to an at the market offering under a base shelf prospectus and registration statement filed with regulators in Canada and the United States in June and July 2022 (the "2022 ATM"), for the year ended August 31, 2023, the Company sold 1,089,503 shares at an average price of US$1.81 for gross proceeds of $1.97 million and net proceeds of $1.6 million after deducting fees and expenses including $0.05 paid to BMO Capital Markets.  No Common Shares were sold pursuant to the 2022 ATM during the year ended August 31, 2022 or the year ended August 31, 2024.

On September 18, 2023, the Company completed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of Hosken Consolidated Investments Limited ("HCI"), where the Company issued 2,118,645 Common Shares at US$1.18 per share for gross proceeds to the Company of US$2.5 million.

Proceeds from offerings above have been and will be used for the advancement of the Waterberg Project and general corporate purposes.

Intended Use of Proceeds	Actual Use of Proceeds
During the year ended August 31, 2023, the Company issued approximately 1.1 million Common Shares and raised gross proceeds of $1.97 million pursuant to a base shelf prospectus supplement.

The intended use of funds was to advance the Waterberg Project and for general corporate purposes.	As of the date of this MD&A, the Company has used the funds as intended. A feasibility study was completed and published in September 2024.

Further expenditures have been made at the Waterberg site to fulfill the Company's SLP requirements.
During the year ended August 31, 2024, the Company completed a private placement and issued approximately 2.2 million Common Shares and raised gross proceeds of $2.5 million.

The intended use of funds was to cover the Company's pre-development costs on the Waterberg Project in South Africa, and for general corporate and working capital purposes.	At November 30, 2024 the Company has spent $0.4 million of the private placement funds. These funds have been used to cover pre-development costs on the Waterberg Project and general corporate and working capital purposes.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

Liquidity

The Company's Financial Statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months.

At November 30, 2024 the Company had working capital of $1.6 million and a cash balance of $2.1 million. During the period ended November 30, 2024 the Company incurred a total comprehensive loss of $2.7 million and cash outflows from operating activities of $0.8 million.

On November 13, 2024, the Company filed a final short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. Management believes the Company will be required to source additional financing by way of private or public offerings of equity to maintain sufficient liquidity to meet the Company's obligations and continue operations for at least the next twelve months. These conditions indicate the existence of material uncertainties that raise substantial doubt upon the Company's ability to continue as a going concern.

The continued operations of the Company and the recoverability of the amounts shown for mineral properties is dependent upon the ability of the Company to obtain the necessary financing to complete the development of the Waterberg Projects and bring them to future profitable production. The Company does not generate cash flows from operations to fund its activities and therefore relies principally on the issuance of securities for financing. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Should the Company be unable to continue as a going concern, the financial position, results of operations, and cash flows reported in the Financial Statements may be subject to material adjustments. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

Contractual Obligations

The following table discloses the Company's contractual obligations as at November 30, 2024 (in thousands of dollars):

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$101	$266	$24	$-	$391
Environmental Bonds	47	140	93	-	280
Totals	$148	$406	$117	$-	$671

Other contingencies: Refer to section 8 below - Risk Factors.

Amounts Receivable and Payable

Amounts receivable at November 30, 2024, totaled $0.2 million (August 31, 2024 - $0.2 million) being comprised mainly of South African value added taxes.

Accounts payable and accrued liabilities at November 30, 2024, totaled $0.9 million (August 31, 2024 - $0.9 million) being comprised mainly of legal fees, accounting and audit fees, project engineering costs and overhead costs.

(B) Results of Operations

Period Ended November 30, 2024

For the period ended November 30, 2024, the Company incurred a net loss of $1.8 million (November 30, 2023 - $1.6 million).  General and administrative expenses totaled $1.2 million (November 30, 2023 - $1.1 million) with the lower expense in the previous comparable period being due to the Africa Wide litigation cost refund received in that comparable period.  Share based compensation totalled $0.7 million (November 30, 2023 - $0.5 million) with the increase due to the revaluation of deferred share units of $0.4 million in the current period.  During the period, $0.6 million was spent at the Waterberg Project (November 30, 2023 - $1.0 million).  For the period ended November 30, 2024, a recovery of $0.8 million was recognized in the currency translation adjustment (November 30, 2023 - $0.1 million).

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters (In thousands of dollars, except for share data):

Quarter ended	Nov. 30, 2024	Aug. 31, 2024	May 31, 2024	Feb. 29, 2024
Net finance income(1)	$60	$83	$107	$111
Net loss	1,835	590	1,646	813
Basic loss per share(2)	0.02	0.01	0.02	0.01
Total assets	50,170	52,093	49,850	49,494
Quarter ended	Nov. 30, 2023	Aug. 31, 2023	May 31, 2023	Feb. 28, 2023
Net finance income(1)	$135	$119	$144	$183
Net loss	1,558	1,614	1,236	1,199
Basic loss per share(2)	0.02	0.02	0.01	0.01
Total assets	50,940	50,021	48,169	51,150

Notes:

(1) The Company earns income from interest bearing accounts and deposits. Rand balances earn higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2) Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

4. DIVIDENDS

The Company has never declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that in the foreseeable future all available funds will be invested to finance its business.  The Company plans to consider a dividend policy upon the establishment of positive cash flow.

5. RELATED PARTY TRANSACTIONS

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. Transactions with related parties are as follows (in thousands of dollars):

(i) During the period ended November 30, 2024, an amount of $86 (November 30, 2023 - $79) was paid or accrued to independent directors for directors' fees and services.

(ii) During the period ended November 30, 2024, the Company was paid or accrued payments of $13 (November 30, 2023 - $13) from West Vault Mining Inc., a company with one officer in common (Frank Hallam), for accounting and administrative services.

(iii) In fiscal 2018, Deepkloof made a strategic investment in the Company by way of a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors. As of August 31, 2024, HCI's ownership of the Company was reported at 26,955,994 common shares, representing a 26.3% interest in the Company.  In September 2023, Deepkloof subscribed to a private placement of 2,118,645 common shares at US$1.18 per share for gross proceeds to the Company of $2.5 million.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

6. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7. OUTSTANDING SHARE DATA

The Company has an unlimited number of Common Shares authorized for issuance without par value.  At November 30, 2024 there were 102,687,546 Common Shares, 3,656,520 incentive stock options and 790,927 restricted share units outstanding.  At the date of this MD&A there were 102,732,914 Common Shares, 3,644,520 incentive stock options and 726,998 restricted share units outstanding.

8. RISK FACTORS

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on results, business prospects or financial position.  For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section titled "Risk Factors" in the 2024 AIF and 2024 40-F, and the documents incorporated by reference therein.  The Company's 2024 AIF and 2024 40-F may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.  Certain risk factors are discussed below in more detail.

International Conflicts

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global energy, supply chain and financial markets. Russia's 2022 invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business and financial condition.

The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this MD&A, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing, and unforeseeable impacts may materialize, and may have an adverse effect on the Company's business, results of operations and financial condition.

9. OUTLOOK

The Company's key business objective is to advance the Waterberg Project to a development and construction decision.  Before a construction decision can be undertaken arrangements will be required for project financing and concentrate offtake or processing.  The Company and Waterberg JV Co. are assessing commercial alternatives for mine development, concentrate offtake and financing.

As discussed above, the Company is conducting research and formal studies to evaluate the economic feasibility of establishing a smelter and BMR business, jointly with third-party investors, capable of processing Waterberg Project concentrate as an alternative to a traditional concentrate offtake arrangement.  Discussions are also underway with existing smelter/refinery operators in South Africa who may be interested to enter formal concentrate offtake arrangements for the Waterberg Project.  While this work is underway the Company is considering possible next steps, which could include further pre-construction work under the Work Program (as discussed above), and/or an interim phase one program to install decline access into the Central F Zone, develop a first sublevel, and to mine and trial process Central F ore.

Capital cost estimates as described above are subject to market conditions, which have been generally inflationary.  Project financing to meet peak funding requirements for the Waterberg Project are envisaged to be provided by a combination of equity from Waterberg JV Co. shareholders, proceeds from a secured loan facility, and possibly funding from a metal stream arrangement.  Discussions and negotiations with potential financiers on the foregoing are underway.

Notwithstanding some weakness during 2020 due to the economic effects of the COVID-19 pandemic, the markets for PGEs generally improved over the preceding several years until peaking in 2021/22.  Since 2021, PGE prices have been volatile, due in part to geopolitical tensions caused by the threat of Russian PGE exports being cut back or sanctioned, representing a significant supply risk.  Notwithstanding this volatility, in general PGE prices have been declining since their peak in 2021/22 due to global economic uncertainty.  In the months and years ahead, a prolonged period of falling PGE prices may result in the closure of uneconomic PGE mines, cause the delay of startup of new PGE projects, or reduce the recycling of end of life auto catalysts.  In response to lower PGE prices many of the South African PGE producers are already reporting cost saving measures and the closure of uneconomic operations.  Major South African PGE producers are currently operating under recent wage settlement agreements. Supply risk due to union strike action at present appears to be unlikely.  Power shortages due to rolling blackouts in 2023 and early 2024 implemented by South African power utility ESKOM negatively impacted some PGE production in South Africa, but more recently the supply of electrical power by ESKOM has been more stable.  Although uncertainty now exists regarding the rate of battery electric vehicle adoption by consumers, the projected market penetration of battery electric vehicles in the future could soften the market for palladium in the longer term as demand for internal combustion engines with catalytic converters is potentially reduced.  Other metals to be produced at the Waterberg Mine, being platinum, rhodium, gold, copper and nickel, are projected to see strong future demand and prices in the longer term.  Copper and nickel are important metals for battery electric vehicles and other electrical equipment.  Platinum is projected to see strong pricing looking forward due to supply constraints and increased demand for utilization in hydrogen fuel cells and the equipment used to produce hydrogen.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

As the world seeks to decarbonize and look for solutions to climate change, the unique properties of PGEs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation and storage.  The Company's battery technology initiative through Lion with Amplats represents a potential opportunity in the high-profile lithium battery research and innovation field.  The investment in Lion creates a possible vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the 2024 AIF and separate 2024 40-F.

10. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with IFRS Accounting Standards required management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses.  The Company's accounting policies are described in Note 2 of the Company's audited financial statements for the year ended August 31, 2024.

Assessment of impairment indicators for Mineral Properties

The Company applies judgment to assess whether there are impairment indicators present that give rise to the requirement to conduct an impairment test. Events or changes in circumstances that could trigger an impairment test include; (i) significant adverse changes in the business climate including decreases in forecasted future metal prices; (ii) significant changes in the extent or manner in which the asset is being used or their physical condition including significant decreases in mineral reserves; and (iii) significant decreases in the market price of the asset.

Assumption of control of Waterberg JV Co.

The Company has judged that it controls Waterberg JV Co. as it owns 37.19% of the outstanding shares of Waterberg JV Co. directly and indirectly through its 49.9% ownership of Mnombo which has a 26% direct ownership of Waterberg JV Co. giving the Company an effective 63.19% interest.  The Company has judged that it controls Mnombo through its 49.9% ownership of the outstanding shares of Mnombo, its current ability to direct the relevant activities of Mnombo including contributing all material capital to Mnombo for its capital calls from Waterberg JV Co. (and previous since acquiring its 49.9% share). Currently there are no other sources of funding known to be available to Mnombo. The Company is also the manager of the Waterberg JV Co. and maintains its right to be manager so long as it continues to hold the highest number of shares of Waterberg JV Co.  If in the future Waterberg JV Co. is not deemed to be controlled by the Company, the assets and liabilities of Waterberg JV Co. would be derecognized at their carrying amounts.  Amounts recognized in other comprehensive income would be transferred directly to retained earnings.  If a retained interest remained after the loss of control it would be recognized at its fair value on the date of loss of control.  Although the Company controls Waterberg JV Co. it does not have omnipotent knowledge of Mnombo's other shareholders activities.  Mnombo's 50.1% shareholders are historically disadvantaged South Africans.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Management’s Discussion and Analysis For the period ended November 30, 2024

11. DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both the SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There has been no change in our internal control over financial reporting during the period ending November 30, 2024, that has materially affected, or is reasonable likely to materially affect, our internal control over financial reporting.

12. OTHER INFORMATION

Additional information relating to the Company for the year ended August 31, 2024, may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are encouraged to review the Company's audited financial statements for the year ended August 31, 2024, together with the notes thereto as well as the Company's 2024 40-F and separate 2024 AIF filed in Canada.

13. LIST OF DIRECTORS AND OFFICERS

Directors		Officers
Diana Walters	Stuart Harshaw	Frank R. Hallam (President & CEO)
Frank R. Hallam	John Copelyn	Greg Blair (CFO)
Timothy Marlow	Mpho Makwana	Kris Begic (VP, Corporate Development)
Mimy Fernandez-Maldonado (Corporate Secretary)